CONTRACTUAL OBLIGATIONS OF THE COMPANY

The following table presents, as at December 31, 2006, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below (expressed in thousands of dollars):

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$--	$--	$--	$--	$--
Purchase obligations	--	--	--	--	--
Other long term obligations	14,644	251	373	39	13,981
Total contractual obligations	$14,644	$251	$373	$39	$13,981